UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                  FORM 11-K


X      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934
       For the fiscal year ended: December 31, 1997

                                      OR

       TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
       For the transition period from     to     .

       Commission file number: 1-9813




                GENENTECH, INC. TAX REDUCTION INVESTMENT PLAN
                          (Full title of the Plan)


                              GENENTECH, INC.
         (Name of issuer of the securities held pursuant to the Plan)

              1 DNA Way, South San Francisco, California  94080
            (Address of principal executive offices and zip code)





























                   Genentech, Inc. Tax Reduction Investment Plan
                           Index to Financial Statements


                   Item                                              Page No.
--------------------------------------------------------             ---------
Statement of Net Assets Available for Benefits with Fund
  Information at December 31, 1997 and 1996                             3-4

Statement of Changes in Net Assets Available
  for Benefits with Fund Information for Years Ended
  December 31, 1997 and 1996                                            5-8

Notes to Financial Statements                                           9-17

Report of Ernst & Young LLP, Independent Auditors                         18

Signatures                                                                19

Supplemental Schedules for the Year Ended December 31, 1997:
  Schedule I  -  Schedule of Assets Held for Investment Purposes          20
  Schedule II -  Schedule of Reportable Transactions                      21



































                                     Page 2

                        Genentech, Inc. Tax Reduction Investment Plan
            Statement of Net Assets Available for Benefits with Fund Information
                                     December 31, 1997

                                                      FIDELITY      FIDELITY
                       GENENTECH        FIDELITY       GROWTH       GROWTH &        FIDELITY
                         COMMON         MAGELLAN       COMPANY      INCOME        INTERMEDIATE
                       STOCK FUND(2)      FUND(1)       FUND(1)     PORTFOLIO(1)    BOND FUND(1)
                       -----------    -----------    -----------    -----------    -----------
ASSETS:

Investments, at
  fair value           $ 8,888,380    $42,752,024    $22,633,377    $41,214,011    $ 3,550,836

Contribution
  receivable from
   Genentech, Inc.         351,640      1,417,772      1,000,970      1,474,291        175,466
                       -----------    -----------    -----------    -----------    -----------
Net assets
  available for
   benefits            $ 9,240,020    $44,169,796    $23,634,347    $42,688,302    $ 3,726,302
                       ===========    ===========    ===========    ===========    ===========


                                                      FIDELITY       FIDELITY       FIDELITY
                        FIDELITY       FIDELITY        ASSET          ASSET           ASSET
                        OVERSEAS       BALANCED       MANAGER        MANAGER:        MANAGER:
                          FUND(1)       FUND(1)         FUND(1)     GROWTH FUND(1) INCOME FUND(1)
                       -----------    -----------    -----------    -----------    -----------
ASSETS:

Investments, at
  fair value           $ 6,371,403    $17,692,544    $ 1,712,971    $ 2,761,351    $   561,511

Contribution
  receivable from
   Genentech, Inc.         332,306        534,069         94,157        182,941         32,191
                       -----------    -----------    -----------    -----------    -----------

Net assets
  available for
   benefits            $ 6,703,709    $18,226,613    $ 1,807,128    $ 2,944,292    $   593,702
                       ===========    ===========    ===========    ===========    ===========


                        FIDELITY       FIDELITY
                        RETIREMENT     SPARTAN
                      MONEY MARKET    U.S. EQUITY    PARTICIPANT
                        PORTFOLIO(1)   INDEX FUND(1)    LOANS          TOTAL
                       -----------    -----------    -----------    ------------
ASSETS:

Investments, at
  fair value           $12,205,141    $11,878,056    $ 4,571,014    $176,792,619

Contribution
  receivable from
   Genentech, Inc.         502,254        571,775              0       6,669,832
                       -----------    -----------    -----------    ------------
Net assets
  available for
   benefits            $12,707,395    $12,449,831    $ 4,571,014    $183,462,451
                       ===========    ===========    ===========    ============

                                     See accompanying notes.

(1)  Fund shares are in registered investment companies.
(2)  A unitized stock fund.

                                             Page 3

                        Genentech, Inc. Tax Reduction Investment Plan
              Statement of Net Assets Available for Benefits with Fund Information
                                     December 31, 1996

                                                      FIDELITY       FIDELITY
                       GENENTECH        FIDELITY       GROWTH        GROWTH &       FIDELITY
                         COMMON         MAGELLAN       COMPANY       INCOME       INTERMEDIATE
                       STOCK FUND(2)      FUND(1)       FUND(1)      PORTFOLIO(1)   BOND FUND(1)
                       -----------    -----------    -----------    -----------    -----------
ASSETS:

Investments, at
  fair value           $ 8,403,851    $33,142,803    $17,360,152    $27,078,832    $ 2,933,257

Contribution
  receivable from
   Genentech, Inc.         375,407      1,351,091        943,834      1,225,961        159,902
                       -----------    -----------    -----------    -----------    -----------

Net assets
  available for
   benefits            $ 8,779,258    $34,493,894    $18,303,986    $28,304,793    $ 3,093,159
                       ===========    ===========    ===========    ===========    ===========


                                                      FIDELITY       FIDELITY       FIDELITY
                        FIDELITY       FIDELITY        ASSET          ASSET           ASSET
                        OVERSEAS       BALANCED       MANAGER        MANAGER:        MANAGER:
                          FUND(1)        FUND(1)        FUND(1)     GROWTH FUND(1) INCOME FUND(1)
                       -----------     ----------    -----------    -----------    -----------
ASSETS:

Investments, at
  fair value           $ 4,783,884    $14,115,444    $ 1,305,895    $ 1,396,410    $   466,683

Contribution
  receivable from          303,851        563,957         87,305        128,964         33,340
   Genentech, Inc.
                       -----------    -----------    -----------    -----------    -----------
Net assets
  available for
   benefits            $ 5,087,735    $14,679,401    $ 1,393,200    $ 1,525,374    $   500,023
                       ===========    ===========    ===========    ===========    ===========


                        FIDELITY       FIDELITY
                        RETIREMENT     SPARTAN
                      MONEY MARKET    U.S. EQUITY    PARTICIPANT
                        PORTFOLIO(1)   INDEX FUND(1)    LOANS          TOTAL
                       -----------    -----------    -----------    ------------
ASSETS:

Investments, at
  fair value           $10,593,850    $ 5,680,716    $ 3,326,576    $130,588,353

Contribution
  receivable from
   Genentech, Inc.         537,155        340,828              0       6,051,595
                       -----------    -----------    -----------    ------------
Net assets
  available for
   benefits            $11,131,005    $ 6,021,544    $ 3,326,576    $136,639,948
                       ===========    ===========    ===========    ============

                                     See accompanying notes.

(1)  Fund shares are in registered investment companies.
(2)  A unitized stock fund.

                                        Page 4

                      Genentech, Inc. Tax Reduction Investment Plan
       Statement of Changes in Net Assets Available for Benefits with Fund Information
                               Year Ended December 31, 1997

                                                        FIDELITY       FIDELITY
                          GENENTECH       FIDELITY       GROWTH        GROWTH &       FIDELITY
                            COMMON        MAGELLAN       COMPANY       INCOME        INTERMEDIATE
                          STOCK FUND        FUND          FUND         PORTFOLIO      BOND FUND
                          -----------    -----------    -----------    -----------    -----------
Investment income:
  Interest and dividends  $         0    $ 2,750,590    $ 2,145,451    $ 1,818,911    $   202,838
  Realized/unrealized
   gain, net                1,064,766      6,176,380      1,317,558      7,244,757         31,914
                          -----------    -----------    -----------    -----------    -----------
    Total investment
      income                1,064,766      8,926,970      3,463,009      9,063,668        234,752

Contributions:
  Basic                       753,851      3,090,832      2,466,941      3,262,951        346,819
  Rollover                     74,297        524,508        594,466        876,250         73,487
  Employer match              351,706      1,417,772      1,000,970      1,474,290        175,466
                          -----------    -----------    -----------    -----------    -----------
    Total contributions     1,179,854      5,033,112      4,062,377      5,613,491        595,772

Distributions                (580,069)    (2,207,055)    (1,251,010)    (1,781,627)      (104,830)
Administrative fees            (6,879)       (10,596)        (2,875)        (1,600)          (262)
Transfers between funds    (1,196,910)    (2,066,529)      (941,140)     1,489,577        (92,289)
                          -----------    -----------    -----------    -----------    -----------
Net change
  during the year             460,762      9,675,902      5,330,361     14,383,509        633,143
Net assets available
  for benefits:
    Beginning of year       8,779,258     34,493,894     18,303,986     28,304,793      3,093,159
                          -----------    -----------    -----------    -----------    -----------
    End of year           $ 9,240,020    $44,169,796    $23,634,347    $42,688,302    $ 3,726,302
                          ===========    ===========    ===========    ===========    ===========

                                                          FIDELITY      FIDELITY       FIDELITY
                           FIDELITY       FIDELITY         ASSET          ASSET          ASSET
                           OVERSEAS       BALANCED        MANAGER        MANAGER:       MANAGER:
                             FUND           FUND            FUND       GROWTH FUND    INCOME FUND
                          -----------    -----------    -----------    -----------    -----------
Investment income:
  Interest and dividends  $   315,655    $ 2,137,796    $   150,048    $   288,624    $    35,605
  Realized/unrealized
   gain, net                  260,194      1,197,001        175,607        199,601         20,246
                          -----------    -----------    -----------    -----------    -----------
    Total investment
     income                   575,849      3,334,797        325,655        488,225         55,851

Contributions:
  Basic                       786,540      1,169,646        232,970        421,800         80,368
  Rollover                    162,672        105,177         27,903        116,327          9,704
  Employer match              332,306        534,842         94,288        182,942         32,191
                          -----------    -----------    -----------    -----------    -----------
    Total contributions     1,281,518      1,809,665        355,161        721,069        122,263

Distributions                (360,071)      (608,106)       (92,999)      (144,742)       (26,766)
Administrative fees               (50)          (625)          (113)          (100)             0
Transfers between funds       118,728       (988,519)      (173,776)       354,466        (57,669)
                          -----------    -----------    -----------    -----------    -----------
Net change
  during the year           1,615,974      3,547,212        413,928      1,418,918         93,679
Net assets available
  for benefits:
    Beginning of year       5,087,735     14,679,401      1,393,200      1,525,374        500,023
                          -----------    -----------    -----------    -----------    -----------
    End of year           $ 6,703,709    $18,226,613    $ 1,807,128    $ 2,944,292    $   593,702
                          ===========    ===========    ===========    ===========    ===========

                                             Page 5

                       Genentech, Inc. Tax Reduction Investment Plan
        Statement of Changes in Net Assets Available for Benefits with Fund Information
                                Year Ended December 31, 1997



                           FIDELITY       FIDELITY
                           RETIREMENT     SPARTAN
                         MONEY MARKET    U.S. EQUITY    PARTICIPANT
                           PORTFOLIO      INDEX FUND       LOANS          TOTAL
                          -----------    -----------    -----------    ------------
Investment income:
  Interest and dividends  $   632,790    $   236,710    $   406,602    $ 11,121,620
  Realized/unrealized
   gain, net                        0      2,203,451              0      19,891,475
                          -----------    -----------    -----------    ------------
    Total investment
     income                   632,790      2,440,161        406,602      31,013,095

Contributions:
  Basic                     1,044,944      1,207,435              0      14,865,097
  Rollover                    246,640        635,082              0       3,446,513
  Employer match              502,926        571,775              0       6,671,474
                          -----------    -----------    -----------    ------------
    Total contributions     1,794,510      2,414,292              0      24,983,084

Distributions              (1,154,113)      (619,367)      (218,297)     (9,149,052)
Administrative fees            (1,287)          (237)             0         (24,624)
Transfers between funds       304,490      2,193,438      1,056,133               0
                          -----------    -----------    -----------    ------------
Net change
  during the year           1,576,390      6,428,287      1,244,438      46,822,503
Net assets available
  for benefits:
    Beginning of year      11,131,005      6,021,544      3,326,576     136,639,948
                          -----------    -----------    -----------    ------------
    End of year           $12,707,395    $12,449,831    $ 4,571,014    $183,462,451
                          ===========    ===========    ===========    ============


                                     See accompanying notes.



















                                             Page 6

                        Genentech, Inc. Tax Reduction Investment Plan
        Statement of Changes in Net Assets Available for Benefits with Fund Information
                                 Year Ended December 31, 1996

                                                         FIDELITY        FIDELITY
                          GENENTECH       FIDELITY        GROWTH         GROWTH &       FIDELITY
                            COMMON        MAGELLAN        COMPANY        INCOME       INTERMEDIATE
                          STOCK FUND        FUND           FUND          PORTFOLIO      BOND FUND
                          -----------    -----------    -----------    -----------    -----------
Investment income:
  Interest and dividends  $         0    $ 5,213,751    $   750,272    $ 1,296,172    $   183,192
  Realized/unrealized
   gain(loss), net             88,550     (1,673,186)     1,481,322      2,943,030        (86,751)
                          -----------    -----------    -----------    -----------    -----------
    Total investment
      income                   88,550      3,540,565      2,231,594      4,239,202         96,441

Contributions:
  Basic                       830,540      3,258,021      2,003,675      2,453,471        332,688
  Rollover                     38,368        271,323        359,704        504,153         95,272
  Employer match              375,407      1,351,843        943,927      1,226,146        159,902
                          -----------    -----------    -----------    -----------    -----------
    Total contributions     1,244,315      4,881,187      3,307,306      4,183,770        587,862

Distributions                (517,198)    (2,229,268)      (906,200)    (1,708,484)       (88,385)
Administrative fees            (3,200)        (3,823)        (1,000)        (1,563)          (538)
Transfers between funds    (1,646,067)    (3,342,222)     1,661,350      2,490,796        (90,347)
                          -----------    -----------    -----------    -----------    -----------
Net change
  during the year            (833,600)     2,846,439      6,293,050      9,203,721        505,033
Net assets available
  for benefits:
    Beginning of year       9,612,858     31,647,455     12,010,936     19,101,072      2,588,126
                          -----------    -----------    -----------    -----------    -----------
    End of year           $ 8,779,258    $34,493,894    $18,303,986    $28,304,793    $ 3,093,159
                          ===========    ===========    ===========    ===========    ===========

                                                         FIDELITY      FIDELITY       FIDELITY
                           FIDELITY       FIDELITY        ASSET         ASSET          ASSET
                           OVERSEAS       BALANCED       MANAGER       MANAGER:       MANAGER:
                            FUND            FUND          FUND         GROWTH FUND    INCOME FUND
                          -----------    -----------    -----------    -----------    -----------
Investment income:
  Interest and dividends  $   287,003   $    655,819    $    96,361    $   116,370    $    30,819
  Realized/unrealized
   gain, net                  216,397        558,546         33,525         44,844            735
                          -----------    -----------    -----------    -----------    -----------
    Total investment
     income                   503,400      1,214,365        129,886        161,214         31,554

Contributions:
  Basic                       668,507      1,292,258        176,278        266,531         67,465
  Rollover                    104,656        183,831         46,839        147,071         33,493
  Employer match              303,851        564,230         87,305        128,963         33,340
                          -----------    -----------    -----------    -----------    -----------
    Total contributions     1,077,014      2,040,319        310,422        542,565        134,298

Distributions                (462,876)      (566,746)       (15,720)       (25,929)       (33,219)
Administrative fees              (100)        (1,825)           (12)           (37)             0
Transfers between funds       459,588     (1,993,676)       184,704        204,784        153,136
                          -----------    -----------    -----------    -----------    -----------
Net change
  during the year           1,577,026        692,437        609,280        882,597        285,769
Net assets available
  for benefits:
    Beginning of year       3,510,709     13,986,964        783,920        642,777        214,254
                          -----------    -----------    -----------    -----------    -----------
    End of year           $ 5,087,735    $14,679,401    $ 1,393,200    $ 1,525,374    $   500,023
                          ===========    ===========    ===========    ===========    ===========

                                               Page 7

                       Genentech, Inc. Tax Reduction Investment Plan
       Statement of Changes in Net Assets Available for Benefits with Fund Information
                                 Year Ended December 31, 1996



                           FIDELITY       FIDELITY
                           RETIREMENT     SPARTAN
                         MONEY MARKET    U.S. EQUITY    PARTICIPANT
                           PORTFOLIO      INDEX FUND       LOANS          TOTAL
                          -----------    -----------    -----------    ------------
Investment income:

  Interest and dividends  $   504,185    $   118,579    $   278,216    $  9,530,739
  Realized/unrealized
   gain, net                        0        735,934              0       4,342,946
                          -----------    -----------    -----------    ------------
    Total investment
     income                   504,185        854,513        278,216      13,873,685

Contributions:
  Basic                     1,066,131        601,080              0      13,016,645
  Rollover                    183,294        236,167              0       2,204,171
  Employer Match              537,758        341,013              0       6,053,685
                          -----------    -----------    -----------    ------------
    Total contributions     1,787,183      1,178,260              0      21,274,501

Distributions                (510,852)      (265,711)      (123,808)     (7,454,396)
Administrative fees            (4,448)          (388)             0         (16,934)
Transfers between funds      (249,817)     1,435,493        732,278               0
                          -----------    -----------    -----------    ------------
Net change
  during the year           1,526,251      3,202,167        886,686      27,676,856
Net assets available
  for benefits:
    Beginning of year       9,604,754      2,819,377      2,439,890     108,963,092
                          -----------    -----------    -----------    ------------
    End of year           $11,131,005    $ 6,021,544    $ 3,326,576    $136,639,948
                          ===========    ===========    ===========    ============


                                     See accompanying notes.


















                                             Page

                     Genentech, Inc. Tax Reduction Investment Plan
                           Notes to Financial Statements

(1)   Description of the Plan:

  The following description of the Genentech, Inc. Tax Reduction Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

  The Plan was established, effective January 1, 1985, by Genentech, Inc. (the Company) for the benefit of eligible employees of the Company in order to provide them with a means of supplementing their retirement income on a tax-favored basis, an incentive to continue and increase their efforts to contribute to the success of the Company, and an opportunity to acquire an equity interest in the Company. The Plan accomplishes this through a savings program that is based on systematic salary reductions. The employee's salary is reduced by the amount elected to be saved on a pre-tax basis. The "deferred" part of the employee's salary is then invested in the Plan. An individual employee's account is credited with earnings or losses on a pro rata basis as the actual investment funds report their earnings performance.

  Individuals eligible to participate under the Plan must be employees of the Company or employees of an affiliate of the Company that adopts the Plan with the approval of the Board of Directors. However, the following employees or classes of employees are not eligible to participate: (i) any employee who is classified as temporary by the Company, unless such employee has completed at least 1,000 hours of service in a 12-month period beginning on his or her hire date or any anniversary thereof; (ii) any part-time employee normally scheduled to work less than 20 hours per week, unless such employee has completed at least 1,000 hours of service in a 12-month period beginning on his or her hire date or any anniversary thereof; (iii) any employee who is a member of a collective bargaining unit and who is covered by a collective bargaining agreement where retirement benefits were the subject of good faith bargaining; (iv) any individual employed by any corporation or other business entity that is merged or liquidated into the Company, unless the Company designates such employees as eligible employees; (v) any employee paid from a non-U.S. payroll; or (vi) any employee classified or treated as an independent contractor, consultant, leased employee (as defined under the Internal Revenue Code of 1986, as amended (the Code)), or an employee of an employment agency or other entity, even if subsequently determined to have been a common-law employee of the Company.

  The Board of Directors of the Company has the right under the Plan to alter, amend or terminate the Plan, or any part thereof, in such a manner as it may determine. If the Plan is terminated, the interests of all Plan members would remain fully (100%) vested and nonforfeitable. The balances credited to their accounts would remain with the Plan trustee until they become distributable in accordance with the Plan.

  The Company matches a portion of employee contributions, up to a maximum of 4% of a participant's eligible compensation (the Match). The Match is effective December 31st of each year (the Effective Date) and contributions under the Match are fully vested at that time. The Match is funded in the first quarter of the subsequent year. In the first quarter of 1998 and 1997, the Company contributed approximately $6.7 million and $6.1 million, respectively, to the Plan in accordance with the terms of the Plan.


                                    Page 9
  The Plan trustee is Fidelity Management Trust Company (the Plan Trustee). All amounts contributed to the Plan are deposited in a trust account with the Plan Trustee. The Plan Trustee's fees and expenses are paid by the Company and are not charged to the Plan. Accounts of terminated employees who continue to hold an account under the Plan as non-employee participants are charged an annual fee of $50.00 by the Company. The Plan Trustee has blanket bond insurance covering the full market value of the securities and investments of which it has custody.

Effective as of May 8, 1996, the Company changed the mechanics of its Genentech Common Stock Fund (the Stock Fund) to a unitized fund that assigns units to participants rather than shares of the Company's stock. These units represent a proportionate interest in all of the assets of the Stock Fund, which includes shares of the Company's callable putable common stock (Special Common Stock) and a small percentage (approximately 2%, although the percentage may vary over time) in short-term investments. A net asset value per unit will be determined daily for each unit outstanding in the Stock Fund. The return earned by the Stock Fund will represent a combination of the dividends paid on the shares of the Company's Special Common Stock (the Company's Special Common Stock currently does not pay a dividend) held by the Stock Fund, gains or losses realized on sales of the Company's Special Common Stock, appreciation or depreciation in the market price of those shares owned, and interest on the short-term investments held by the Stock Fund.

On May 21, 1997, the Plan employee eligibility provisions were amended (retroactively effective to January 1, 1985) to clarify that independent contractors, consultants, leased employees (as defined in the Code), and employees of employment agencies or other entities are not eligible to participate in the Plan, even if subsequently determined to have been common-law employees of the Company. On December 31, 1997, the Plan was amended (retroactively effective to January 1, 1985) to clarify in the Plan the manner in a participant's Plan account is treated if and when the Company receives notice that a domestic relations order specifying such account as a source of payment is being sought.

The outstanding units and net asset values for the Stock Fund are calculated at the end of each month by the Plan Trustee. The monthly Stock Fund units and net asset value per unit for 1997 and 1996 are as follows:






















                                   Page 1

                                              Number           Net         Net Asset
For the Period Ending January 31, 1997          of            Asset          Value
  through December 31, 1997                   Units           Value         Per Unit
----------------------------------------      -------     -------------    -----------
January 31, 1997:
  Genentech Common Stock Fund                 158,035      $ 8,672,171       $ 54.88
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                         123,528          123,528          1.00

February 28, 1997:
  Genentech Common Stock Fund                 155,434        8,568,299         55.12
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                         125,545          125,545          1.00

March 31, 1997:
  Genentech Common Stock Fund                 154,628        8,833,124         57.12
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                         126,485          126,485          1.00

April 30, 1997:
  Genentech Common Stock Fund                 155,559        9,119,646         58.62
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                         141,233          141,233          1.00

May 31, 1997:
  Genentech Common Stock Fund                 157,059        9,207,584         58.63
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                         137,963          137,963          1.00

June 30, 1997:
  Genentech Common Stock Fund                 157,610        9,289,139         58.94
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                         121,349          121,349          1.00

July 31, 1997:
  Genentech Common Stock Fund                 156,110        9,015,353         57.75
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                         128,627          128,627          1.00

August 31, 1997:
  Genentech Common Stock Fund                 156,710        8,952,059         57.13
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                         122,445          122,445          1.00

September 30, 1997:
  Genentech Common Stock Fund                 153,710        8,934,394         58.13
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                         111,522          111,522          1.00

October 31, 1997:
  Genentech Common Stock Fund                 146,410        8,500,931         58.06
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                          95,885           95,885          1.00

November 30, 1997:
  Genentech Common Stock Fund                 146,896        8,575,054         58.38
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                          89,664           89,664          1.00
December 31, 1997:
  Genentech Common Stock Fund                 144,903        8,782,485         60.61
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                         105,895          105,895          1.00

                                        Page 11

                                              Number           Net         Net Asset
For the Period Ending May 31, 1996              of            Asset          Value
  through December 31, 1996                   Units           Value         Per Unit
----------------------------------------     -------     -------------    -----------
May 31, 1996:
  Genentech Common Stock                      170,901      $ 8,993,665       $52.62
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                         122,580          122,580         1.00

June 30, 1996:
  Genentech Common Stock                      169,001        8,851,427        52.37
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                          45,181           45,181         1.00

July 31, 1996:
  Genentech Common Stock                      164,601        8,662,128        52.63
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                         127,632          127,632         1.00

August 31, 1996:
  Genentech Common Stock                      162,080        8,509,200        52.50
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                          49,181           49,181         1.00

September 30, 1996:
  Genentech Common Stock                      158,380        8,374,343        52.88
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                         120,408          120,408         1.00

October 31, 1996:
  Genentech Common Stock                      156,780        8,446,523        53.88
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                         108,720          108,720         1.00

November 30, 1996:
  Genentech Common Stock                      155,268        8,403,881        54.13
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                          84,407           84,407         1.00

December 31, 1996:
  Genentech Common Stock                      154,568        8,292,400        53.65
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                         111,451          111,451         1.00













                                        Page 12

In 1997 and 1996, subject to limitations of the Code, each participant in the Plan could elect to defer up to the lower of (i) $9,500 or (ii) 15% and 12%, respectively, of his or her eligible compensation. For the plan years 1997 and 1996, each participant was required to direct the investment of his or her contributions to any of the following twelve investment funds of the Plan (or any combination thereof):

Genentech Common Stock Fund

  This fund invests primarily in the Special Common Stock of the Company, which is purchased at full market price. In addition, a small percentage of this fund (approximately 2%, although the percentage may vary over time) invests in the Fidelity Institutional Cash Portfolios: Money Market
Portfolio: Class A, (or other mutual funds or money market funds as may be agreed to by the Company and the Plan Trustee), to provide liquidity for the timely settlement of trades. The Special Common Stock of the Company does not currently pay dividends; therefore the return on this fund is largely dependent on the performance of the stock and, to a lesser degree, the interest received on the short-term investments. See above for information on the unitization of this fund.

Fidelity Magellan, registered trademark, Fund

  The Fidelity Magellan Fund is a mutual fund managed by Fidelity Management and Research Company (FMR). The fund invests in the common stock, and securities convertible into common stock, of various types of domestic and foreign companies.

Fidelity Growth Company Fund

   The Fidelity Growth Company Fund is a mutual fund managed by FMR. It invests primarily in common stock of companies that it believes have the potential for above-average growth.

Fidelity Growth & Income Portfolio

  The Fidelity Growth & Income Portfolio is a mutual fund managed by FMR and invests primarily in securities of U.S. and foreign companies that it believes offer growth of earnings potential while paying current dividends. The Portfolio may also invest in bonds.

Fidelity Intermediate Bond Fund

  The Fidelity Intermediate Bond Fund is a mutual fund managed by FMR. The fund invests in various types of U.S. and foreign bonds, including corporate or U.S. government issues. The fund selects bonds that it considers medium- to high-quality and normally maintains an average maturity of 3 to 10 years.

Fidelity Overseas Fund

  The Fidelity Overseas Fund is a mutual fund managed by FMR. The fund invests in foreign securities including common stock and securities convertible to common stock of foreign businesses and debt instruments of foreign businesses and governments.





                                    Page 13
Fidelity Balanced Fund

  The Fidelity Balanced Fund is a mutual fund managed by FMR that invests in a broad variety of what it believes are high yielding U.S. and foreign securities. The fund maintains at least 25% of its assets in fixed income securities (bonds) and preferred stocks.

Fidelity Asset Manager, trademark, Fund

  The Fidelity Asset Manager Fund is a mutual fund managed by FMR. The Asset Manager Fund allocates its assets among domestic and foreign equities, bonds and short-term instruments, aiming for an investment mix of 40% stocks, 40% bonds and 20% short-term investments.

Fidelity Asset Manager: Growth Fund

  The Fidelity Asset Manager: Growth Fund, a mutual fund managed by FMR, invests in domestic and foreign stocks, bonds and short-term instruments, aiming for an investment mix of 65% stocks, 30% bonds and 5% short-term investments.

Fidelity Asset Manager: Income Fund

  The Fidelity Asset Manager: Income Fund is a mutual fund managed by FMR that invests in domestic and foreign stocks, bonds and short-term instruments, aiming for an investment mix of 20% stocks, 30% bonds and 50% short-term investments.

Fidelity Retirement Money Market Portfolio

  The Fidelity Retirement Money Market Portfolio is a mutual fund managed by FMR. It invests in what it believes are high-quality U.S. dollar-denominated money market instruments of U.S. and foreign issuers, including short-term corporate obligations and certificates of deposit.

Fidelity Spartan U.S. Equity Index Fund

  The Fidelity U.S. Equity Index Fund, a mutual fund managed by FMR, invests mostly in the common stocks of a variety of the 500 companies that make up the Standard & Poor's Composite Index.

Participant Loans

  Loans are made to Plan participants, at fixed interest rates (presently 2% above the then-current bank prime interest rate), subject to certain restrictions, principally related to a participant's account balance, permissible loan amount, and repayment through payroll withholding. Loans are repaid through monthly payroll deductions over three or five years, or fifteen years if the purpose of the loan is to purchase a participant's principal residence.

Conditions of Withdrawal

  Distributions under the Plan will be made upon a participant's death, disability, retirement or other termination of employment with the Company, attainment of age 70-1/2, or authorized exercise of his or her withdrawal rights under the Plan. A participant must consent to a distribution unless he or she has attained age 62 or the balance credited to his or her account


                                   Page 14
under the Plan does not exceed and has not exceeded $3,500. Distributions are made upon receipt of the participant's or beneficiary's election directing the method of distribution.

  Prior to termination of employment with the Company, the Plan administrator may grant a participant's request for a withdrawal if the Plan administrator makes a determination that such withdrawal is necessary in light of the immediate and heavy financial needs of the participant and is in accordance with the requirements of the Code and regulations promulgated thereunder. In addition, a Plan participant may withdraw up to the entire balance of his or her Plan account if over age 59-1/2 at the time of withdrawal.

(2)   Summary of Significant Accounting Policies:

Investment Valuation

  Investments are stated at market value at year end. Fidelity Magellan Fund, Fidelity Growth Company Fund, Fidelity Growth & Income Portfolio, Fidelity Intermediate Bond Fund, Fidelity Overseas Fund, Fidelity Balanced Fund, Fidelity Asset Manager Fund, Fidelity Asset Manager: Growth Fund, Fidelity Asset Manager: Income Fund, and Fidelity Spartan U.S. Equity Index Fund securities are valued at the last reported sales price on the last business day of the year, which for the mutual funds represents the net asset values of shares held by the Plan at year end. The Fidelity Retirement Money Market Portfolio instruments is valued on the basis of historical cost that approximates fair value. Participant loans are valued at their outstanding balance which approximates fair value. See Note (1) for a description of the investment valuation of the Genentech Common Stock Fund.

Contributions

  Basic contributions are accrued and vested when deducted from employee pay; the Match is accrued and vested on the Effective Date; and qualified rollover contributions are recorded and vested when received by the Plan Trustee. Contributions are invested pursuant to participants' directions to the Plan Trustee after receipt of contributions by the Plan Trustee. Participants may change the amount of contributions (as a percentage reduction of pre-tax eligible compensation) at any time by contacting the Plan Trustee.
Transfers between funds and changes in investment allocations can be made at any time, up to ten times per year, effective upon direction by the participant to the Plan Trustee.

Distributions

Distributions are recorded when paid.

Other

  All security transactions are recorded on the trade date. Gains and losses on the disposals of investments are determined based on the average cost of all securities. Dividend income is recorded on the effective date of a declared dividend. Income from other investments is recorded as earned on an accrual basis.







                                   Page 15
Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(3)   Income Tax Status:

  The Internal Revenue Service (the IRS) has determined and informed the Company by letter dated September 25, 1995, that the December 21, 1984 Plan, as amended and restated, qualified in form under Section 401(a) of the Code and the underlying trust is, therefore, exempt from federal income taxes under Section 501(a) of the Code.

  Effective as of May 8, 1996, the Plan was again amended and restated. In May 1997 and December 1997, the amended and restated Plan was amended (retroactively effective to January 1, 1985). The changes made in the May 8, 1996 amendment and restatement, the May 1997 amendment and the December 1997 amendment were technical in nature, and in the opinion of the Company and its legal counsel, did not require another determination from the IRS concerning the Plan's tax exempt status.

  The Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

(4)   Related Party Transactions:

  Certain of the investment funds are managed by FMR, an affiliate of the Plan Trustee. Because of this relationship, transactions involving these funds qualify as party-in-interest transactions, as well as transactions in Genentech Special Common Stock and loans to Plan participants.




























                                   Page 16

(5)  Assets held for investment at December 31, 1997 were as follows:


                                                     Number of
         Name of Issuer                            Shares, Units                        Fair
         and Title of Principal                     or Amount          Cost            Value
-----------------------------------------------    -------------   ------------    ------------
GENENTECH COMMON STOCK FUND

  Genentech, Inc. -
    Special Common Stock.......................          144,903   $  6,199,615    $  8,782,485

  Fidelity Institutional Cash Portfolio:
    Money Market Fund..........................          105,895        105,895         105,895

FIDELITY MAGELLAN, registered trademark, FUND

  Fidelity Magellan Fund.......................          448,746     34,428,835      42,752,024

FIDELITY GROWTH COMPANY FUND

  Fidelity Growth Company Fund ................          522,469     19,285,747      22,633,377

FIDELITY GROWTH & INCOME PORTFOLIO

  Fidelity Growth & Income Portfolio...........        1,081,733     29,241,699      41,214,011

FIDELITY INTERMEDIATE BOND FUND

  Fidelity Intermediate Bond Fund..............          349,148      3,560,542       3,550,836

FIDELITY OVERSEAS FUND

  Fidelity Overseas Fund ......................          195,802      5,894,918       6,371,403

FIDELITY BALANCED FUND

  Fidelity Balanced Fund ......................        1,158,647     15,506,958      17,692,544

FIDELITY ASSET MANAGER, trademark, FUND

  Fidelity Asset Manager Fund..................           93,350      1,517,502       1,712,971

FIDELITY ASSET MANAGER: GROWTH FUND

  Fidelity Asset Manager: Growth Fund .........          149,424      2,509,826       2,761,351

FIDELITY ASSET MANAGER: INCOME FUND

  Fidelity Asset Manager: Income Fund ........           46,101        544,519         561,511

FIDELITY RETIREMENT MONEY MARKET PORTFOLIO

  Fidelity Retirement Money Market Portfolio ..       12,205,141     12,205,141      12,205,141

FIDELITY SPARTAN U.S. EQUITY INDEX FUND

  Fidelity Spartan U.S. Equity Index Fund .....          339,567      8,954,526      11,878,056

PARTICIPANT LOANS

  Loans receivable from participants ..........        4,571,014      4,571,014       4,571,014
                                                                   ------------    ------------
TOTAL INVESTMENTS .............................                    $144,526,737    $176,792,619
                                                                   ============    ============


                                        Page 1

           Report of Ernst & Young LLP, Independent Auditors



To the Participants and Plan Administration Committee of the
Genentech, Inc. Tax Reduction Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Genentech, Inc. Tax Reduction Investment Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Genentech, Inc. Tax Reduction Investment Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997 and of reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





ERNST & YOUNG LLP

San Jose, California
May 15, 1998





                                    Page 18
                                  Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.




                 Genentech, Inc. Tax Reduction Investment Plan
                    by Genentech, Inc., Plan Administrator




    By:   /S/LOUIS J. LAVIGNE, JR.                 Date:  June 23, 1998
          ----------------------------------

          Louis J. Lavigne, Jr.
          Executive Vice President and
          Chief Financial Officer
          and Plan Administration Committee
          Member for Genentech, Inc.
          Tax Reduction Investment Plan



    By:   /S/JUDITH A. HEYBOER                     Date:  June 23, 1998
          ----------------------------------

          Judith A. Heyboer
          Senior Vice President - Human Resources
          and Plan Administration Committee
          Member for Genentech, Inc.
          Tax Reduction Investment Plan



    By:   /S/JAMES P. PANEK                        Date:  June 23, 1998
          ----------------------------------

          James P. Panek
          Vice President - Manufacturing,
          Engineering and Facilities
          and Plan Administration Committee
          Member for Genentech, Inc.
          Tax Reduction Investment Plan












                                    Page 19

                                                                                     SCHEDULE I
                          Genentech, Inc. Tax Reduction Investment Plan
                                            Item 27a
                         Schedule of Assets Held For Investment Purposes
                                       December 31, 1997

                                                  Description                          Current
  Identity of Issue                               of Investment         Cost            Value
----------------------------------------       -----------------    ------------    ------------
* GENENTECH COMMON STOCK FUND

  Genentech, Inc. -                               Common stock -
   Special Common Stock.................          144,903 units     $  6,199,615    $  8,782,485

  Fidelity Institutional Cash Portfolio:          Mutual Fund
    Money Market Fund ..................          105,895 units          105,895         105,895

* FIDELITY MAGELLAN, registered trademark, FUND
                                                  Mutual fund -
  Fidelity Magellan Fund................          448,746 shares      34,428,835      42,752,024

* FIDELITY GROWTH COMPANY FUND
                                                  Mutual fund -
  Fidelity Growth Company Fund .........          522,469 shares      19,285,747      22,633,377

* FIDELITY GROWTH & INCOME PORTFOLIO
                                                  Mutual fund -
  Fidelity Growth & Income Portfolio ...        1,081,733 shares      29,241,699      41,214,011

* FIDELITY INTERMEDIATE BOND FUND
                                                  Mutual fund -
  Fidelity Intermediate Bond Fund ......          349,148 shares       3,560,542       3,550,836

* FIDELITY OVERSEAS FUND
                                                  Mutual fund -
  Fidelity Overseas Fund ...............          195,802 shares       5,894,918       6,371,403

* FIDELITY BALANCED FUND
                                                  Mutual fund -
  Fidelity Balanced Fund ...............        1,158,647 shares      15,506,958      17,692,544

* FIDELITY ASSET MANAGER, trademark, FUND
                                                  Mutual fund -
  Fidelity Asset Manager Fund...........           93,350 shares       1,517,502       1,712,971

* FIDELITY ASSET MANAGER: GROWTH FUND
                                                  Mutual fund -
  Fidelity Asset Manager: Growth Fund ..          149,424 shares       2,509,826       2,761,351

* FIDELITY ASSET MANAGER: INCOME FUND
                                                  Mutual fund -
  Fidelity Asset Manager: Income Fund ..           46,101 shares         544,519         561,511

* FIDELITY RETIREMENT MONEY MARKET PORTFOLIO
                                                  Mutual fund -
  Fidelity Retirement Money Market Portfolio   12,205,141 shares      12,205,141      12,205,141

* FIDELITY SPARTAN U.S. EQUITY INDEX FUND
                                                  Mutual fund -
  Fidelity Spartan U.S. Equity Index Fund         339,567 shares       8,954,526      11,878,056

* PARTICIPANT LOANS

  Loans receivable from participants ...               (1)             4,571,014       4,571,014
                                                                    ------------    ------------
TOTAL INVESTMENTS ......................                            $144,526,737    $176,792,619
                                                                    ============    ============

  (1)  Maturing at various dates through 2012 at interest rates ranging from 8.00% to 12.25%.
   *   Party-in-interest.

                                             Page 20

                                                                                SCHEDULE II
                         Genentech, Inc. Tax Reduction Investment Plan
                                           Item 27d
                             Schedule of Reportable Transactions
                             For the Year ended December 31, 1997


                              Purchases                             Sales
                    --------------------------  ------------------------------------------------
Description         Number of        Purchase   Number of                  Selling         Net
  of Asset          Transactions      Price     Transactions      Cost       Price     Gain/Loss
--------------------------------   -----------  -----------  -----------  -----------  ---------
Fidelity
  Magellan Fund            240     $ 9,577,470      209      $ 5,247,344  $ 6,144,629  $ 897,285

Fidelity Growth
  Company Fund             224       8,053,465      181        3,323,469    4,097,798    774,329

Fidelity Growth
  & Income Portfolio       241      11,074,163      195        3,205,052    4,183,741    978,689

Fidelity
  Balanced Fund            185       4,490,884      155        1,845,720    2,110,785    265,065

Fidelity Retirement
  Money Market Portfolio   203       6,999,569      197        5,388,277    5,388,277          -

Fidelity Spartan
  U.S. Equity Index Fund   202       5,647,821      126        1,303,873    1,653,932    350,059


Reportable transactions include any series of transactions that in the aggregate exceed five percent of the fair market value of Plan assets at the beginning of the year.  The transactions can occur on a daily basis.  These transactions represent
Category (iii) reportable transactions in accordance with Department of Labor regulations.  There were no other reportable transactions during 1997.




















                                        Page 21

                         Genentech, Inc. Tax Reduction Investment Plan
                            Index of Exhibits Filed with Form 11-K
                             For the Year Ended December 31, 1997



                                                                              Sequential
Exhibit Number            Description                                       Page Numbers
--------------     ---------------------------------------------------      -------------
       23           Consent of Ernst & Young LLP, Independent Auditors,
                    filed with this document                                      23

















































                                        Page 22